UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2013

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF): NO. 76.535.764/0001-43

BOARD OF TRADE (NIRE): NO. 33 3 0029520-8

MATERIAL FACT

Oi S.A. (“Oi”), in compliance with CVM Instruction No. 358/02, hereby discloses the following indicators to its shareholders and the market in general, in the manner and for the purposes of paragraph 4 of article 157 of Law No. 6,404/76, CVM Instruction No. 358/02 and CVM Instruction No. 480/09, and in accordance with best corporate governance practices, based on reasonable assumptions, which are subject to various factors, many of which neither are nor will be under the Company’s control:

Indicator	2013
Revenue Generating Units (RGU) - Millions	Between 75.0 and 76.5
Net Revenue from Services - R$ Billions	Between 28.0 and 29.0
EBITDA - R$ Billions	Between 9.0 and 9.8
Capital Expenditures (CAPEX) - R$ Billions	6.0
Net Debt / EBITDA	Less than or equal to 3x

We calculated the above-mentioned indicators using the following assumptions:

•	Exchange rate: Average rate of R$2.02/US$ in 2013

•	Selic: Average rate of 7.42% in 2013

Rio de Janeiro, February 18, 2013.

Alex Waldemar Zornig

Investor Relations Officer

Special Note Regarding Forward-Looking Statements:

This communication contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to Oi are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2013

OI S.A.

By:	/s/ Alex Waldemar Zornig
	Name:	Alex Waldemar Zornig
	Title:	Chief Financial Officer and Investor Relations Officer